{SHIP GRAPHIC} VANGUARD(R)
                                                                   P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                                    610-669-1538
                                                      Judy_L_Gaines@vanguard.com


April 5, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission             via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

RE:      Vanguard Whitehall Funds


Dear Mr. Sandoe,

     The following responds to your comments of April 4, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 29 that was filed on February 17, 2006.


Comment 1:        Prospectus - Annual Total Return Table

Comment: Footnote the table to include the data current to the quarter ended March 31, 2006.

Response:         We will make the requested revision.

Comment 2:        Prospectus - Plain Talk About the Fund's Portfolio Managers

Comment: Better clarify how the PM's within each advisory firm work together.

Response:         We have reviewed our disclosure and think the existing
                  disclosure satisfies Form N-1A and adequately explains to investors how the PM's work with one another.

                  The existing disclosure for the two newest Portfolio Managers is accurate. As disclosed in our 485(a) filing, Mr. Cunneen is the Senior Portfolio Manager of the Chartwell portion of the Fund. Mr. Cunneen will do the day-to-day hands-on managing of fund assets, making investment decisions on behalf of the Chartwell portfolio. Mr. Antoian is a Managing Partner at Chartwell and, as disclosed in the 485(a) filing, he will oversee Mr. Cunneen as he manages the Chartwell portion of the fund's assets. Mr. Antoian will have veto power, and will contribute to the day-to-day management of the fund. We think the existing disclosure satisfies Form N-1A, and additional clarification is not necessary. With respect to the PM disclosure for the Provident managers, the existing disclosure is also accurate. Ms. Lapham and Mr. Yoon split the Provident portion of the Fund with each of them managing approximately one half of the overall Provident assets. We think "co-manage" adequately describes that scenario. Accordingly, we do not plan to make any changes.

Christian Sandoe, Esq.
April 4, 2006
Page 2

Comment 3:        Prospectus - Back Cover

Comment: Clarify that the shareholder reports and the SAI are available at no charge at Vanguard's website.

Response:         We will add the requested clarification.

Comment 4:        SAI - Investment Advisor

Comment: The detail regarding the Fund's advisory fee structure (base and performance fee structure) should be included in the SAI.

Response:         We will amend our prospectus disclosure to delete the
                  reference to there being more detailed information about the transition rules in the SAI. However, we currently have the appropriate level of disclosure in the SAI.

                  Vanguard operates a multi-manager structure for certain funds pursuant to an exemptive order granted by the Commission in 2003 (the "2003 Order").(1) The funds are permitted under the 2003 Order to enter into and amend investment advisory agreements with unaffiliated third-party advisors without shareholder approval, provided certain conditions are met. The 2003 Order exempts multi-managed Vanguard funds from certain disclosure requirements so that they are only required to disclose advisory fees (as both a dollar amount and as a percentage of a fund's net assets) as follows: (1) aggregate fees paid by a fund to Vanguard and any affiliated advisors;
                  (2) aggregate fees paid by the fund to unaffiliated third-party advisors; and (3) aggregate fees paid by the fund to all investment advisors (collectively, the "Aggregate Fee Disclosure"). A fund using Aggregate Fee Disclosure does not have to include additional details, including asset-based and performance fee schedules, about its advisory fees and fee arrangements.

                  An Aggregate Fee Disclosure regime is in the best interests of Fund shareholders. In a recent proposal to codify multi-manager exemptive orders, the Commission said that fund sponsors (including Vanguard) have represented that they "are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately, and in our orders we have provided them relief from our disclosure requirements. We are proposing to codify this relief, which permits a manager of managers fund to disclose only the aggregate amount of advisory fees that it pays to subadvisers as a group."(2)

Comment 5:        Tandy Requirements

Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

                  - The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

                  - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

                  - The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.


(1) In the Matter of Vanguard Convertible Securities Fund, et al., File No. 812-12380, Inv. Co. Act Release Nos. 26062 (May 29, 2003) (Notice) and 26089
(June 25, 2003) (order).
(2) Exemption from Shareholder Approval for Certain Subadvisory Contracts, Securities Act Release No. 8312 (Oct. 23, 2003).

Christian Sandoe, Esq.
April 4, 2006
Page 3

                                    * * * * *

              As required by the SEC, the Fund acknowledges that:

              - The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

              - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

              - The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.



Sincerely,



Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department